EXHIBIT 4.1

First Amendment to Rights Agreement

This First Amendment to Rights Agreement, dated as of February 14, 2012 (this “Amendment”), is entered into by and between QEP Resources, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, N.A., as Rights Agent (the “Rights Agent”).  This Amendment is an amendment to the Rights Agreement, dated as of June 30, 2010 (the “Rights Agreement”), by and between the Company and the Rights Agent.

WHEREAS, the Company and the Rights Agent entered into the Rights Agreement, which specifies the terms and conditions of the Rights;

WHEREAS, the Company desires to amend the Rights Agreement in accordance with Section 26 of the Rights Agreement; and

WHEREAS, pursuant to resolutions duly adopted on the date hereof, the Board of Directors of the Company has determined it is advisable and in the best interests of the Company to amend the Rights Agreement as set forth below;

NOW, THEREFORE, in consideration of the premises and mutual agreements set forth herein and in the Rights Agreement, the parties hereby agree as follows:

Section 1.     Definitions.  Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to such terms in the Rights Agreement.

Section 2.     Amendment to Rights Agreement.  Section 7.1 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“7.1.  Exercise of Rights.    Subject to Section 11.1.2 and except as otherwise provided herein, the registered holder of any Right Certificate may exercise the Rights evidenced thereby in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase and certification on the reverse side thereof duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price for the total number of one one-thousandths of a share of Preferred Stock (or other securities, cash or other assets) as to which the Rights are exercised, at or prior to the time (the “Expiration Date”) that is the earliest of (i) the close of business on April 1, 2012 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 (the “Redemption Date”), (iii) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in Section 13.3 at which time the Rights are deemed terminated, or (iv) the time at which the Rights are exchanged as provided in Section 27.”

The Exhibits to the Rights Agreement are hereby restated to reflect this Amendment, including all necessary conforming changes.

Section 3.     Miscellaneous.

(a)     The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

(b)     This Amendment shall be effective as of the date first above written, and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

(c)     This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

(d)     This Amendment shall be deemed to be a contract made under the internal laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

QEP RESOURCES, INC.

By:	/s/ Richard J. Doleshek
Richard J. Doleshek
Executive Vice President, Chief Financial
Officer and Treasurer

WELLS FARGO BANK, N.A.

By:	/s/ Steven J. Hoffman
Steven J. Hoffman
Vice President

[Signature Page to Amendment to Rights Agreement]